UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2013

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

CONCLUSION OF THE SALE OF BRASIL TELECOM CABOS SUBMARINOS LTDA. (“GLOBENET”)

Oi S.A. (“Oi” or the “Company”) announces the conclusion, on December 20, 2013, of the transaction disclosed in the Material Fact released on July 15, 2013 (the “Transaction”), pursuant to which the Company and its subsidiary BRT Serviços de Internet S.A. (“BrTSI”) transferred all of their equity interests in Brasil Telecom Cabos Submarinos Ltda. and its subsidiaries located in Bermuda, the United States and Colombia (jointly known as “GlobeNet”) to BTG Pactual YS Empreendimentos e Participações S.A. (the “Purchaser”), a company controlled by BTG Pactual Infraestrutura II Fundo de Investimento em Participações, in the amount of R$1,783 million, with a non-recurring impact on EBITDA, after deducting the book value of the asset and related costs, of approximately R$1,500 million, taking into account the prevailing exchange rate on December 19, 2013. The financial settlement of the Transaction is expected to occur in the first quarter of 2014, subject to the completion of certain contractual closing conditions and pursuant to the prevailing exchange rate on the settlement date.

In addition, the Transaction provides that Oi and its affiliates will enter into a supply agreement to receive part of the telecommunications signal transmission capacity of the submarine cables of GlobeNet through a long-term contract that would guarantee Oi and its affiliates the use of this infrastructure and ensure the continuity of the provision of telecommunications services.

Given that the necessary approvals by the applicable Venezuelan agencies have not been obtained to date, Oi will temporarily maintain control of the subsidiary located in Venezuela and will transfer such entity to a subsidiary of Brasil Telecom Cabos Submarinos Ltda. located in Bermuda as soon as such approvals are obtained.

Oi will keep its shareholders and the market informed of the conclusion of the Transaction, as well as any other events that may impact its terms and conditions.

Rio de Janeiro, December 23, 2013.

Bayard De Paoli Gontijo

Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2013

OI S.A.

By:	/s/ Bayard de Paoli Gontijo
Name:	Bayard de Paoli Gontijo
Title:	Chief Financial Officer